
03052260


SEC MAIL PROCESSING
RECEIVED
DEC 29 2003
WASH., D.C. 158 SECTION

BB 1/15

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 164

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2002 (MM/DD/YY) AND ENDING September 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: National Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 Fourth Avenue, Suite 2200
(No. and Street)

Seattle,	Washington	98154
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Leo Satriawan (206)622-7200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum & Kliegman LLP
(Name – *if individual, state last, first, middle name*)

655 Third Avenue	New York,	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Leo Satriawan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of National Securities Corporation, as of September 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Except as indicated in the footnotes to the consolidated Financial Statements.


STEVEN C. McCLURG
COMMISSION EXPIRES
NOTARY
PUBLIC
AUG 16, 2007
STATE OF WASHINGTON

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Report of Independent Certified Public Accountants on Internal Control Structure

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NATIONAL SECURITIES CORPORATION AND SUBSIDIARY

CONTENTS

Marcum & Kliegman LLP
Certified Public Accountants & Consultants
A Limited Liability Partnership Consisting of Professional Corporations

INDEPENDENT AUDITORS' REPORT

To the Stockholder and Board of Directors
National Securities Corporation
Seattle, Washington

We have audited the accompanying consolidated statement of financial condition of National Securities Corporation and Subsidiary (a wholly-owned subsidiary of Olympic Cascade Financial Corporation) as of September 30, 2003, and the related consolidated statements of operations, stockholder's equity, changes in subordinated borrowings and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of National Securities Corporation and Subsidiary as of September 30, 2003 and the results of their operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marcum & Kliegman LLP

November 21, 2003
(except with respect to the matter
discussed in Note 15, as to which
the date is December 15, 2003)
New York, New York

655 Third Avenue • 16th Floor • New York, New York 10017 • Tel 212-981-3000 • Fax 212-981-3001
Woodbury New York Greenwich Grand Cayman
www.mkllp.com

NATIONAL SECURITIES CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

September 30, 2003

ASSETS

CASH	$ 428,000
DEPOSITS WITH CLEARING ORGANIZATIONS	1,041,000
RECEIVABLES FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS	3,724,000
OTHER RECEIVABLES, net of reserve for uncollectible accounts of $650,000	709,000
ADVANCES TO REGISTERED REPRESENTATIVES	644,000
SECURITIES HELD FOR RESALE, at market	374,000
SECURED DEMAND NOTE	1,000,000
FIXED ASSETS, net	247,000
OTHER ASSETS	330,000
TOTAL ASSETS	$ 8,497,000

See notes to consolidated financial statements.

NATIONAL SECURITIES CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION, Continued

September 30, 2003

LIABILITIES AND STOCKHOLDER'S EQUITY

PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS		$ 258,000
SECURITIES SOLD, BUT NOT YET PURCHASED, at market		116,000
ACCOUNTS PAYABLE, ACCRUED EXPENSES AND OTHER LIABILITIES		4,285,000
TOTAL LIABILITIES		4,659,000
SUBORDINATED BORROWINGS		1,000,000
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDER'S EQUITY		
Common stock, $.02 par value, 5,000,000 shares authorized, 100 shares issued and outstanding	$ --	
Additional paid-in capital	9,074,000	
Accumulated Deficit	(6,236,000)	
TOTAL STOCKHOLDER'S EQUITY		2,838,000
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 8,497,000

See notes to consolidated financial statements.

NATIONAL SECURITIES CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENT OF OPERATIONS

For The Year Ended September 30, 2003

REVENUES		
Commissions	$ 34,218,000	
Investment banking	425,000	
Interest and dividends	1,416,000	
Net dealer inventory gains	11,564,000	
Transfer fees and clearing services	1,850,000	
Advisory fees	685,000	
		$ 50,158,000
EXPENSES		
Commissions	34,583,000	
Employee compensation and related expenses	4,021,000	
Clearance fees	3,169,000	
Communications	2,693,000	
Occupancy and equipment costs	2,891,000	
Interest	65,000	
Professional fees	865,000	
Taxes, licenses and registration	371,000	
Provision for doubtful accounts	508,000	
Other	1,183,000	
		50,349,000
NET LOSS		$ (191,000)

See notes to consolidated financial statements.

NATIONAL SECURITIES CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY

For the Year Ended September 30, 2003

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount			
BALANCE - October 1, 2002	100	$ --	$ 9,000,000	$ (6,045,000)	$ 2,955,000
Capital contributions	--	--	725,000	--	725,000
Distributions to parent	--	--	(651,000)	--	(651,000)
Net loss	--	--	--	(191,000)	(191,000)
BALANCE - September 30, 2003	100	$ --	$ 9,074,000	$ (6,236,000)	$ 2,838,000

See notes to consolidated financial statements.

NATIONAL SECURITIES CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS

For the Year Ended September 30, 2003

Subordinated borrowings at October 1, 2002	$ 1,000,000
Borrowings/repayments during the year	--
Subordinated borrowings at September 30, 2003	$ 1,000,000

See notes to consolidated financial statements.

NATIONAL SECURITIES CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Year Ended September 30, 2003

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss		$ (191,000)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation and amortization	$ 217,000	
Provision for doubtful accounts	441,000	
Changes in assets and liabilities:		
Restricted cash	309,000	
Deposits with clearing organizations	448,000	
Receivables with broker-dealers, clearing organizations and others	(2,450,000)	
Advances to registered representatives	155,000	
Securities held for resale, at market	232,000	
Other assets	(31,000)	
Payable to broker-dealers and clearing organizations	143,000	
Securities sold, but not yet purchased, at market	11,000	
Accounts payable, accrued expenses and other liabilities	1,623,000	
TOTAL ADJUSTMENTS		1,098,000
NET CASH PROVIDED BY OPERATING ACTIVITIES		$ 907,000

See notes to consolidated financial statements.

NATIONAL SECURITIES CORPORATION
AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS, Continued

For the Year Ended September 30, 2003

CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of fixed assets		$ (94,000)
CASH FLOWS FROM FINANCING ACTIVITIES		
Decrease in cash overdraft	$ (408,000)	
Capital contribution from parent	350,000	
Distributions to parent	(651,000)	
NET CASH USED IN FINANCING ACTIVITIES		(709,000)
NET INCREASE IN CASH		104,000
CASH - October 1, 2002		324,000
CASH - September 30, 2003		$ 428,000
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during year for interest		$ 61,000
NON-CASH INVESTING AND FINANCING ACTIVITIES		
Capital contribution from parent		$ 375,000

See notes to consolidated financial statements.

NOTE 1 - Organization

National Securities Corporation and Subsidiary, ("National" or the "Company") was incorporated in 1947 under the laws of the State of Washington. Its primary business is to provide financial services and products to the general public and to the financial community as a registered broker-dealer in accordance with the Securities and Exchange Act of 1934. The Company has offices throughout the United States with its principal office located in Seattle, Washington. The Company is an introducing broker and clears all transactions through a clearing organization on a fully disclosed basis. Accordingly, the Company is exempt from Rule 15c3-3 of the Securities and Exchange Act of 1934.

The Company is a wholly owned subsidiary of Olympic Cascade Financial Corporation ("Olympic").

As discussed in Notes 13, 14 and 15, the Company and Olympic have entered into certain transactions that affect the operations, ownership and working capital available to Olympic and the Company.

NOTE 2 - Summary of Significant Accounting Policies

Principles of Consolidation
The consolidated financial statements include the accounts of National and its wholly-owned subsidiary, National Asset Management, Inc. All significant intercompany accounts and transactions have been eliminated in consolidation.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
Customer security transactions and the related commission income and expense are recorded as of the trade date. Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing financial advisory services. Investment banking management fees are recorded on the offering date, sales concessions on the settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

NOTE 2 - Summary of Significant Accounting Policies, continued

Revenue Recognition, continued
Customers who are financing their transaction on margin, are charged interest. The Company's margin requirements are in accordance with the terms and conditions mandated by First Clearing Corporation ("FCC"), its clearing firm. The interest is billed on the average daily balance of the margin account.

Net dealer inventory gains result from securities transactions entered into for the account and risk of the Company. Net dealer inventory gains are recorded on a trade date basis.

Transfer fees are attached to each customer's security transactions, and are recognized as of the trade date.

Investment advisory fees are account management fees for high net worth clients, and are billed quarterly and recognized as earned.

Fixed Assets
Fixed assets are recorded at cost. Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets, which range from five to seven years. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the terms of the leases. When assets are retired or otherwise disposed of, the costs and related accumulated depreciation or amortization are removed from the accounts and any gain or loss on disposal is recognized.

Income Taxes
The Company reports its income for federal tax purposes on a consolidated basis with Olympic; however, the Company's federal income tax has been calculated on a separate return basis for these financial statements. The Company recognizes deferred tax assets and liabilities based on the difference between the financial statements carrying amounts and the tax basis of assets and liabilities, using the effective tax rates in the years in which the differences are expected to reverse. A valuation allowance related to deferred tax assets is also recorded when it is more likely than not that some or the entire deferred amount will not be realized.

Fair Value of Financial Instruments
The carrying amounts reported in the balance sheet for cash, receivables, accounts payable, accrued expenses, and other liabilities approximate fair value based on the short-term maturity of these instruments.

NOTE 2 - Summary of Significant Accounting Policies, continued

Impairment of Long-Lived Assets
The Company reviews long-lived assets for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recovered. At September 30, 2003 the Company believes that there has been no impairment of its long-lived assets.

Other Receivables
The Company extends unsecured credit in the normal course of business to its registered representatives. The determination of the amount of uncollectible accounts is based on the amount of credit extended and the length of time it has been outstanding. The allowance for doubtful accounts reflects management's opinion of amounts which may ultimately become uncollectible.

Advances to Registered Representatives
Advances are given to certain registered representatives as an incentive for their affiliation with the Company. The registered representative signs an independent contractor agreement with the Company for a specified term. The advance is then amortized on a straight-line basis over the amount of time the representative is obligated to stay with the Company.

Concentrations of Credit Risk
The Company is engaged in trading and a broad range of securities brokerage and investment services to a diverse retail and institutional clientele, as well as corporate finance and investment banking services to corporations and businesses. Counterparties to the Company's business activities include broker-dealers and clearing organizations, banks and other financial institutions. The Company uses clearing brokers to process transactions and maintain customer accounts on a fee basis for the Company. The Company uses one clearing broker for substantially all of their business. The Company permits the clearing firms to extend credit to their clientele secured by cash and securities in the client's account. The Company's exposure to credit risk associated with the non-performance by their customers and counterparties in fulfilling their contractual obligations can be directly impacted by volatile or illiquid trading markets, which may impair the ability of customers and counterparties to satisfy their obligations to the Company. The Company has agreed to indemnify the clearing brokers for losses they incur while extending credit to the Company's clients. It is the Company's policy to review, as necessary, the credit standing of their customers and each counterparty. Amounts due from customers that are considered uncollectible are charged back to the Company by the clearing broker when such amounts become determinable. The amount is then charged to the broker initiating the transaction and is included in other receivables in the accompanying consolidated statement of financial condition.

NOTE 2 - Summary of Significant Accounting Policies, continued

Concentrations of Credit Risk, continued

The Company maintains cash with major financial institutions. Cash is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $100,000 at each institution. At times such amounts may exceed the FDIC limits. At September 30, 2003 the uninsured cash bank balances was $202,000. The Company believes it is not exposed to any significant credit risks for cash.

NOTE 3 - Restricted Cash

The Company maintained an escrow account on behalf of a customer in which it acted as an underwriter. Funds were wired at the direction of the customer. During the year ended September 30, 2003, the Company disbursed the remaining balance in such account.

NOTE 4 - Broker-Dealer and Clearing Organizations Receivables and Payables

At September 30, 2003, receivables from broker-dealers and clearing organizations include fees and commissions. Amounts payable to brokers-dealers and clearing organizations include principal securities purchased on margin.

NOTE 5 - Securities Held For Resale and Securities Sold, But Not Yet Purchased, at market

As of September 30, 2003, securities held for resale and securities sold, but not yet purchased include:

	Securities Held For Resale	Securities Sold, But Not Yet Purchased
Corporate stocks	$238,000	$ 63,000
Corporate bonds	21,000	5,000
Government obligations	115,000	48,000
Total	$374,000	$116,000

NOTE 5 - Securities Held For Resale and Securities Sold, But Not Yet Purchased, at market, continued

Securities held for resale and securities sold, but not yet purchased are recorded at fair value. Fair value is generally based upon quoted market prices. If quoted market prices are not available or if liquidating the Company's position is reasonably expected to impact market prices, fair value is determined based upon other relevant factors, including dealer price quotations, price activity of similar instruments and pricing models. Pricing models consider the time value and volatility factors underlying the financial instruments and other economic measurements.

Securities sold, but not yet purchased commit the Company to deliver specified securities at predetermined prices. The transactions may result in market risk since, to satisfy the obligation, the Company must acquire the securities at market prices, which may exceed the values reflected on the consolidated statement of financial condition.

NOTE 6 - Fixed Assets

Fixed assets as of September 30, 2003 consist of the following:

	Amount	Estimated Useful Lives
Office machines	$ 99,000	5 years
Furniture and fixtures	183,000	7 years
Interactive fixed assets	56,000	5 years
Phone system	15,000	5 years
Electronic equipment	683,000	5 years
Leasehold improvements	166,000	Lesser of terms of leases or useful lives
	1,202,000	
Less: accumulated depreciation and amortization	(955,000)	
	$ 247,000	

NOTE 6 - Fixed Assets, continued

During the year ended September 30, 2003, the Company wrote off approximately $1,718,000 of retired fixed assets and the related accumulated depreciation. Depreciation and amortization expense for the year ended September 30, 2003 was $217,000.

NOTE 7 - Secured Demand Note

On February 1, 2001, the Company executed a secured demand note collateral agreement with an employee of the Company and a Director of Olympic, to borrow securities, which can be used by the Company for collateral arrangements. These securities have been initially pledged through an unrelated broker-dealer, and have a borrowing value totaling $1 million. This note bears interest at 5% per annum with interest paid monthly. The demand note matures on February 1, 2004. Certain of the securities have been pledged as collateral for a security deposit for an office lease and two letters of credit, in the amounts of $249,000, $125,000 and $38,000, respectively, executed by Olympic on behalf of the Company. No amounts have been drawn on these letters of credit. In November 2003, the Company and the note holder agreed that upon maturity, a new note will be issued with a principal amount equal to at least $500,000 that will mature on February 28, 2005.

NOTE 8 - Income Taxes

At September 30, 2003, the Company had net operating loss carryforwards of approximately $9,518,000 that may be applied against future taxable income and expire at various dates through 2023, subject to limitations. The Company has a deferred tax asset arising from such net operating loss deduction and has recorded a valuation allowance for the full amount of such deferred tax asset since the likelihood of realization of the tax benefits cannot be determined.

Deferred tax asset:	
Net operating loss carryforwards	$3,236,000
Reserve for uncollectible accounts	221,000
Other temporary differences	124,000
Total deferred tax asset	3,581,000
Valuation allowance	(3,581,000)
Net deferred tax asset	$ --

The difference between the benefit at the federal statutory rate and the actual tax benefit is due to the recording of a valuation allowance for the full amount of the deferred tax asset.

NOTE 9 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. As of September 30, 2003, the Company is required to maintain a minimum net capital of $250,000 or a specified amount per security based on the bid price of each security for which the Company is a market maker. The net capital and excess net capital deficiency amounts for the Company are as follows:

Net capital deficiency	$(237,000)
Excess net capital deficiency	$(829,000)

On December 12, 2003, the Company was advised by the National Association of Securities Dealers ("NASD") that, pursuant to the Company's pledge of its assets as security for loans to Olympic from FCC (such loans aggregated $2,131,000 as of September 30, 2003), National was not in compliance with its net capital requirements. As discussed in Note 15, on December 15, 2003, the Company corrected the aforementioned compliance requirement by obtaining a release of the security agreement from FCC.

NOTE 10 - Commitment

Leases

As of September 30, 2003, the Company leases office space and equipment in various states expiring at various dates through 2012 and is committed under operating leases for future minimum payments as follows:

For the Year Ending September 30,	Amount
2004	$ 1,756,000
2005	1,616,000
2006	1,501,000
2007	1,479,000
2008	1,423,000
Thereafter	2,150,000
Total	$9,925,000

NOTE 10 - Commitment, continued

Leases, continued

In February 2003, in connection with the signing of a lease extension in the New York office, the Company was given a deferral of rent totaling $360,000, over twelve months, commencing with the March 2003 rent payment. Such deferral, accruing interest at 6.25% per annum, is to be repaid in monthly installments of approximately $19,000 starting in September 2006.

Rental expense under all operating leases for the year ended September 30, 2003 was $2,029,000.

NOTE 11 - Contingencies

The Company was named, together with others, as a defendant in several class action lawsuits filed against Complete Management, Inc. in the United States District Court for the Southern District of New York. Plaintiffs sought approximately $80 million from all named parties. The case, which was referred to mediation, was settled during the current year. The Company's portion of such settlement was $100,000, which was paid by its insurance company.

A former officer of National, Craig M. Gould, has commenced an arbitration proceeding against the Company claiming a breach of his employment contract, and is seeking approximately $850,000 in damages. The Company believes it has meritorious defenses and intends to vigorously defend this action, however, since the outcome of this matter can't be predicted, no adjustments have been made in the consolidated financial statements in response to this matter.

In June 2002, the Company was named, together with others as a defendant in a class action lawsuit relating to a series of private placements of securities in Fastpoint Communications, Inc. ("Fastpoint") in the Superior Court for the State of California for the County of San Diego. In August 2002, the plaintiffs filed an amended complaint alleging violations of state statutory and common law, as well as Section 12 of the Securities Act of 1933 and is seeking damages of approximately $14,000,000. The complaint asserts claims in connection with the Company's role as placement agent in a series of private placements of securities in Fastpoint. Plaintiffs allege that the private placement memoranda contained false and misleading statements or omitted facts necessary to make statements not misleading. In November 2002, the Company filed a demurrer seeking a dismissal of the action, which it received with leave to amend the complaint. In January 2003, an amended complaint was filed. The Company renewed its motion to dismiss which was subsequently denied.

NOTE 11 – Contingencies, continued

The Company filed its answer, believes it has meritorious defenses and intends to vigorously contest class certification and defend this action, however, the ultimate outcome of the matter cannot be determined at this time. Therefore, no adjustments have been made in the consolidated financial statements in response to this matter.

The Company is a defendant in various other arbitrations and administrative proceedings, lawsuits and claims seeking damages aggregating approximately $3,000,000 (exclusive of specified punitive damages of approximately $4,000,000, unspecified punitive damages related to certain claims and expected insurance coverage). Also, the Company has filed a counter claim for approximately $200,000 in one such proceeding. These matters arise out of the normal course of business. The Company intends to vigorously defend itself in these actions. However, the ultimate outcome of these matters cannot be determined at this time. The amount related to such matters that are reasonably estimable and which has been accrued at September 30, 2003 is $366,000.

In October 2003, the Company settled a claim from the State of Hawaii Department of Taxation for prior years' unpaid Hawaii general excise and use taxes of approximately $70,000. Such amount was accrued by the Company as of September 30, 2003.

NOTE 12 - Employees Benefits

The Company has a 401(k) profit sharing plan, which covers substantially all employees. Participants may contribute up to 25% of eligible compensation, as defined in the plan, subject to certain limitations. The Company's annual contributions are made at the discretion of the Board of Directors. During the fiscal year ended September 30, 2003, the Company made no contributions to the plan.

NOTE 13 - Clearing Agreement

In August 2001, the Company entered into a ten-year agreement with FCC, a wholly-owned subsidiary of Wachovia Corporation, under which FCC provides clearing and other related services for the Company. The conversion to FCC began in December 2001, and was completed in March 2002.

In connection with the clearing agreement, Olympic entered into a ten-year, $6,000,000 promissory note agreement whereby FCC would make advances to Olympic in varying amounts according to the terms of the agreement.

NOTE 13 - Clearing Agreement, continued

The amount of the note that is repayable each anniversary date is the principal and accrued interest then outstanding divided by the remaining life of the note. However, the note agreement provides for the forgiveness of the amount payable based on certain business performance and trading volumes over the life of the loan. As a result of a settlement agreement among the Company, its former clearing broker, and FCC, the loan requirement that Olympic maintain shareholders' equity of no less than $2 million was reduced to $1 million, and no further borrowings under the note agreement are available. The principal amount outstanding under such note at September 30, 2003 is approximately $1,756,000.

The agreement also requires the payment of a termination fee ranging from $2,000,000 to $400,000 if terminated within years one through six of the agreement. Olympic has pledged its shares of stock of the Company to secure the aforementioned note. Substantially all of the assets of the Company were collateralized for the aforementioned loans. Such security agreement was terminated on December 15, 2003 (see Note 15).

During the year ended September 30, 2003, FCC loaned Olympic $375,000 in the form of clearing fee rebates, which was contributed to the Company.

NOTE 14 - Stockholder's Equity

In addition to the contribution discussed in Note 13, during the year ended September 30, 2003, Olympic contributed $350,000 to National.

During the year ended September 30, 2003, the Company made distributions to Olympic aggregating $651,000.

NOTE 15 - Subsequent Event

On December 15, 2003, Olympic and FCC agreed to the following: (1) the Company's clearing deposit was reduced from $1,000,000 to $500,000, (2) the excess $500,000 was paid to FCC to reduce Olympic's outstanding loan balance on its promissory note and (3) the Security Agreement between the Company and FCC was terminated. Furthermore, FCC has waived payment of the $375,000 loan to Olympic that was due to be paid in January 2004. Additionally, Olympic is engaged in discussions and negotiations with FCC regarding the clearing relationship, and payment of the remaining outstanding balance on the promissory note.

NATIONAL SECURITIES CORPORATION AND SUBSIDIARY

(SEC I.D. No. 8-164)

(A Wholly-Owned Subsidiary of Olympic Cascade Financial Corporation)

CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

For the Year Ended September 30, 2003

SCHEDULE I

NATIONAL SECURITIES CORPORATION AND SUBSIDIARY

COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

September 30, 2003

NET CAPITAL		
Total stockholder's equity	$ 2,838,000	
Add: subordinated borrowings allowable in computation of net capital	1,000,000	
TOTAL CAPITAL AND ALLOWABLE SUBORDINATED BORROWINGS		$ 3,838,000
DEDUCTIONS AND CHARGES		
Nonallowable assets:		
Fixed assets	247,000	
Advances, receivables and other assets	1,576,000	
Pledge of assets for loans to Olympic (Note 13)	2,131,000	
		3,954,000
NET CAPITAL DEFICIENCY BEFORE HAIRCUTS ON SECURITIES POSITION		$ (116,000)
HAIRCUTS ON SECURITIES		
Corporate stocks	107,000	
Corporate bonds	4,000	
U.S. government obligations	10,000	
		121,000
NET CAPITAL DEFICIENCY		$ (237,000)

On December 12, 2003, the Company was advised by the National Association of Securities Dealers ("NASD") that, pursuant to the Company's pledge of its assets as security for loans to Olympic from FCC (such loans aggregated $2,131,000 as of September 30, 2003), National was not in compliance with its net capital requirements. As discussed in Note 15, on December 15, 2003, the Company corrected the aforementioned compliance requirement by obtaining a release of the security agreement from FCC.

NATIONAL SECURITIES CORPORATION AND SUBSIDIARY

COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION, Continued

		September 30, 2003
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of September 30, 2003) of Net Capital, as reported in Part II of the Company's Focus Report (unaudited)		$ 2,180,000
Allowable assets originally recorded as nonallowable:		
Receivables		97,000
Additional haircuts		(45,000)
Pledge of assets for loans to Olympic (Note 13)		(2,131,000)
Audit Adjustments:		
Accrued rent	$ (199,000)	
Communication and insurance	(67,000)	
Accrued commission	(122,000)	
Other audit adjustment, net	50,000	
Total audit adjustments		(338,000)
NET CAPITAL DEFICIENCY AS PER ABOVE		$ (237,000)
COMPUTATION OF ALTERNATE CAPITAL REQUIREMENT 2% of aggregate debit items as shown in formula for reserve requirements pursuant to Rule 15c3-3 prepared as of date of net capital computantion		$ --
MINIMUM NET CAPITAL REQUIREMENT - electing the alternative method		$ 592,000
NET CAPITAL REQUIREMENT - greater of minimum net capital requirement or 2% of aggregate debit items under the reserve requirement		$ 592,000
EXCESS NET CAPITAL DEFICIENCY - net capital less net capital requirement		$ (829,000)
NET CAPITAL in excess of 5% of combined aggregate debit items or $120,000		$ --

Marcum & Kliegman LLP
Certified Public Accountants & Consultants
A Limited Liability Partnership Consisting of Professional Corporations

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholder and Board of Directors
National Securities Corporation
Seattle, Washington

In planning and performing our audit of the consolidated financial statements of National Securities Corporation and Subsidiary (the "Company") for the year ended September 30, 2003, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for the determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives.

655 Third Avenue • 16th Floor • New York, New York 10017 • Tel 212-981-3000 • Fax 212-981-3001
Woodbury New York Greenwich Grand Cayman
www.mkllp.com

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control structure practices and procedures to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities and Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2003, to meet the Commission's objectives.

We did note, however, that in December 2003, management of the Company was advised by the NASD that the computation of net capital, as of September 30, 2003 and for all periods since August 31, 2001, was not correct. This was due to the fact that the Company executed a security agreement dated August 23, 2001 pledging substantially all of the Company's assets to First Clearing Corporation ("FCC"), the Company's clearing broker, to secure payment of borrowings to Olympic Cascade Financial Corporation, the Company's parent, which were contributed to the Company. Rule 15c3-1 of the Securities and Exchange Commission requires that the pledge of such assets be considered in the Company's calculation of net capital. The Company had not interpreted that the pledge of such assets would have material adverse net capital consequences. Upon being advised by the NASD of the matter in the computation of net capital, management took immediate remedial and corrective actions. The Company met with FCC and obtained release of the security agreement and informed the NASD staff of the corrective action.

The miscalculations appear to be an isolated matter caused by the misinterpretation of the consequences of executing the aforementioned security agreement which was entered into at the same time the Company entered into its clearing arrangement with FCC and not in the procedures and controls over the computation of net capital. No evidence of a material weakness in the procedures and controls over the computation of net capital of the Company came to our attention during our audit of the financial statements of the Company.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the Chicago Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Marcum & Kliegman LLP

November 21, 2003
(except with respect to the matter
discussed in Note 15, as to which
the date is December 15, 2003)
New York, New York